UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number 1-32895

Penn West Energy Trust

(Translation of registrant’s name into English)

Suite 200, 207 – 9th Avenue S.W.

Calgary, Alberta T2P 1K3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                      .

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K are hereby incorporated by reference into the registration statement on Form F-3 of Penn West Energy Trust (File No. 333-145296) and as exhibits to the Form F-10 of Penn West Energy Trust (File No. 333-151324).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENN WEST ENERGY TRUST
By its administrator, Penn West Petroleum Ltd.

		By:	/s/ Todd Takeyasu
		Name:	Todd Takeyasu
		Title:	Executive Vice President and Chief Financial Officer

Date:	August 7, 2008

EXHIBIT INDEX

Exhibit	Description

99.1	Second Quarter Interim Report and Financial Statements for the Period Ended June 30, 2008
99.2	Reconciliation of Canadian and United States Generally Accepted Accounting Principles
99.3	Form 52-109F2 Certification of Interim Filings Chief Executive Officer
99.4	Form 52-109F2 Certification of Interim Filings Chief Financial Officer